UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY 2026

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Xinyuan Real Estate Co., Ltd. Announces Results of 2025 Annual General Meeting of Shareholders

Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China with projects in the United States, today announced the results of its 2025 annual general meeting of shareholders (the “AGM”) held on Wednesday, December 31, 2025 at 10:00 a.m. China Standard Time in Beijing, China.

At the AGM, the Company’s shareholders approved the ratification of the appointment of Assentsure PAC as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2025 by an ordinary resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: January 2, 2026